

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2023

Joseph W. Turner
Chief Executive Officer
Ministry Partners Investment Company, LLC
915 West Imperial Highway, Suite 120
Brea, CA 92821

> **Re: Ministry Partners Investment Company, LLC**
> **Supplemental Correspondence**
> **Filed February 1, 2023**
> **File No. 333-250027**

Dear Joseph W. Turner:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Correspondence filed February 1, 2023

General

1. We note your response to our prior comment 1 and reissue. In your next response to us please:
   - Quantify the amount of securities sold after October 8, 2021, the date your financials became stale, and the date you filed a post-effective amendment that complied with the requirements of and instructions to Item 12 of Form S-1. In this regard, we note that the language in, for example, Supplement No. 7 filed September 1, 2022 omitted material information required by Item 12.
   - Include an updated materiality analysis that covers all sales made from the date when your financial statements became stale until the date when your post-effective amendment included the forward incorporation by reference language required by

Item 12 of Form S-1.

• Revise the last risk factor on page 24 to remove all mitigating language related to the risk you are describing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at (202) 551-8819 or Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Randy Sterns, Esq.